SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
AMENDED
FORM N-8A
AMENDED NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
          Highland Floating Rate Fund, a Massachusetts business trust (“FRF”), hereby amends its original Notification of Registration on Form N-8A, filed on August 17, 1998 (File No. 811-08953), for the purpose of reflecting the adoption, effective December 31, 2007, and succession by Highland Floating Rate Fund, a Delaware statutory trust (the “Trust”), of the FRF registration under Section 8(a) of the Investment Company Act of 1940. In connection with such amended notification of registration, the Trust submits the following information:
A.	Name: Highland Floating Rate Fund

B.	Address of Principal Business Office (No. & Street, City, State, Zip Code):

Two Galleria Tower 13455 Noel Road, Suite 800 Dallas, TX 75240

C.	Telephone Number (including area code): (877) 665-1287

D.	Name and Address of Agent for Service of Process:

James D. Dondero Two Galleria Tower 13455 Noel Road, Suite 800 Dallas, TX 75240

Copy to:

Philip H. Harris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522

E.	Check Appropriate Box Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.
YES                     ☑

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended notification of registration to be duly signed on behalf of the registrant in the city of Dallas and state of Texas on the 18th day of December 2007.

HIGHLAND FLOATING RATE FUND
(Registrant)

By: Name:	/s/ JAMES D. DONDERO James D. Dondero
Title:	President

Attest:	/s/ M. JASON BLACKBURN Name: M. Jason Blackburn
Title: Secretary

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